UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF

THE SECURITIES EXCHANGE ACT OF 1934.

CLARIENT, INC.

(Name of Subject Company (Issuer))

CRANE MERGER SUB, INC.

(Offeror)

An Indirect Wholly-Owned Subsidiary of

GENERAL ELECTRIC COMPANY

(Names of Filing Persons (Parent of Offeror))

Common Stock, Par Value $0.01 Per Share

Series A Convertible Preferred Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

Common Stock:

18048910

180RESTR

Series A Convertible Preferred Stock:

N/A

(CUSIP Number of Class of Securities)

Keith W. Newman

General Counsel

GE Healthcare

Pollards Wood

Nightingales Lane

Chalfont St. Giles HP8 4SP England

Telephone: +44 1494 544000

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

David J. Zampa

Sidley Austin LLP

One South Dearborn Street

Chicago, Illinois 60603

(312) 853-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
N/A	N/A

☐	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.
Form or Registration No.:	Not applicable.
Filing Party:	Not applicable.
Date Filed:	Not applicable.

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

Item 12.	Exhibits.

Exhibit Number	Description of Exhibits

99.1	Internal Notice, dated October 25, 2010, of GE Healthcare

99.2	Message from Pascale Witz to GE Healthcare employees distributed October 25, 2010